Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

New Gold Inc. (“New Gold” or the “Company”) Suite 3320, 181 Bay Street Toronto, Ontario M5J 2T3

ITEM 2	Date of Material Change

May 13, 2024

ITEM 3	News Release

A news release with respect to this material change was issued by the Company on May 13, 2024 through GlobeNewswire and was subsequently filed on SEDAR+ at www.sedarplus.ca.

ITEM 4	Summary of Material Change

On May 13, 2024, New Gold and an affiliate of Ontario Teachers’ Pension Plan Board (“Ontario Teachers’”) entered into a partial royalty repurchase and amending agreement (the “Partial Royalty Repurchase and Amending Agreement”), pursuant to which New Gold and the Ontario Teachers’ affiliate agreed, among other things, to reduce the royalty rate payable by New Gold pursuant to the free cash flow royalty agreement dated March 31, 2020 in respect of the New Afton mine (the “Original Royalty Agreement”) from 46.0% to 19.9% from and after May 31, 2024 and to make certain other amendments to the Original Royalty Agreement, in consideration for a one-time cash payment by New Gold to the Ontario Teachers’ affiliate of US$255,000,000 (the “Partial Royalty Repurchase”).

Also on May 13, 2024, New Gold entered into an agreement with a syndicate of underwriters led by CIBC Capital Markets (collectively, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 87,300,000 common shares of New Gold (“Common Shares”) at a price of US$1.72 per Common Share (the “Offering Price”), for aggregate gross proceeds of approximately $150 million (the “Offering”). In addition, the Underwriters were granted an over-allotment option (the “Over-Allotment Option”) to purchase, at the Offering Price, up to an additional 15% of the number of Common Shares issued pursuant to the Offering to cover over-allotments, if any. The closing of the Offering occurred on May 17, 2024, resulting in net proceeds to New Gold from the Offering, including the net proceeds from the exercise by the Underwriters of the Over-Allotment Option in full, of US$172,679,400.

New Gold completed the royalty repurchase on May 22, 2024. New Gold funded the repurchase with cash on hand, borrowings from its existing revolving credit facility and net proceeds from the Offering.

ITEM 5	Full Description of Material Change

On May 13, 2024, New Gold and the Ontario Teachers’ affiliate entered into the Partial Royalty Repurchase and Amending Agreement, pursuant to which New Gold and the Ontario Teachers’ affiliate agreed to: (i) reduce the royalty rate payable by New Gold in respect of the New Afton mine pursuant to the Original Royalty Agreement from 46.0% to 19.9% from and after May 31, 2024; (ii) terminate the option whereby the Ontario Teachers’ affiliate or, after May 30, 2024, a third party purchaser of the Ontario Teachers’ affiliate’s interest, could elect to form a partnership with respect to the New Afton mine; (iii) terminate New Gold’s option to repurchase and cancel the Original Royalty Agreement (which right would otherwise terminate on May 30, 2024); and (iv) make certain other related or consequential amendments to the Original Royalty Agreement and terminate the strategic partnership agreement between New Gold and a limited partnership controlled by Ontario Teachers’ dated February 24, 2020 (the “2020 Purchase Agreement”), all in consideration for a one-time cash payment by New Gold to the Ontario Teachers’ affiliate of US$255,000,000.

Also on May 13, 2024, New Gold entered into an agreement with a syndicate of underwriters led by CIBC Capital Markets (collectively, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 87,300,000 common shares of New Gold (“Common Shares”) at a price of US$1.72 per Common Share (the “Offering Price”), for aggregate gross proceeds of approximately $150 million (the “Offering”). In addition, the Underwriters were granted an over-allotment option (the “Over-Allotment Option”) to purchase, at the Offering Price, up to an additional 15% of the number of Common Shares issued pursuant to the Offering to cover over-allotments, if any. The closing of the Offering occurred on May 17, 2024, resulting in net proceeds to New Gold from the Offering, including the net proceeds from the exercise by the Underwriters of the Over-Allotment Option in full, of US$172,679,400.

Upon satisfaction of the terms and conditions contained in the Partial Royalty Repurchase and Amending Agreement, on May 22, 2024 the parties completed the Partial Royalty Repurchase and entered into the amended and restated free cash flow royalty agreement (the “Amended and Restated Free Cash Flow Royalty Agreement”).

The Amended and Restated Free Cash Flow Royalty Agreement is on terms substantially similar to the terms of the Original Royalty Agreement, except as otherwise described below. In particular, the royalty rate payable in respect of the New Afton mine will be reduced to 19.9% after May 31, 2024, and the option to convert the royalty to a formal partnership has been removed. The right of first offer in favour of New Gold on any proposed sale by the Ontario Teachers’ affiliate of its royalty interest has been replaced with a right of first refusal, whereby if the Ontario Teachers’ affiliate receives a bona fide, binding offer to acquire all, but not less than all, of its royalty interest, New Gold has a right, exercisable within 60 days, to repurchase the royalty for cancellation at a price equal to 103.0% of the amount provided in the third party offer. Upon the exercise of such right of first refusal, New Gold must satisfy the purchase price in cash, provided that if the third party offer includes non-cash consideration, New Gold may elect to satisfy the purchase price in cash or non-cash consideration, including newly issued Common Shares of New Gold or non-cash consideration that is reasonably equivalent to that contained in the third party offer, at New Gold’s discretion.

New Gold is not subject to any restrictions on transfer of the New Afton mine; provided that, if a change of control (as defined in the indenture for New Gold’s outstanding 7.5% senior notes dated as of June 24, 2020, the “Change of Control”) is announced on or prior to December 31, 2030 that is subsequently completed, the Ontario Teachers’ affiliate may elect, within 10 business days after announcement of the Change of Control, to sell its royalty interest to New Gold or its successor-in-interest for fair market value (as determined in accordance with the terms of the Amended and Restated Free Cash Flow Royalty Agreement) within 30 days following the closing of the Change of Control transaction (subject to extension if necessary to complete the fair market value determination). The purchase price may be payable in cash or listed securities of New Gold’s successor-in-interest, at its election, or a combination thereof, subject to a cap on the number of securities to be issued of 9.99% of the class of listed securities issued. If the Ontario Teachers’ affiliate declines to sell its royalty interest in connection with such Change of Control, the right will not apply to any subsequent Change of Control.

In addition, if a Change of Control is completed within 20 months following the completion of the Partial Royalty Repurchase, the Ontario Teachers’ affiliate will receive a one-time US$20,000,000 cash payment from New Gold or its successor-in-interest, payable within 30 days following the completion of the Change of Control.

In recognition of the fact that the royalty interest is reduced to 19.9%, certain governance rights provided under the Original Royalty Agreement have been modified, including the elimination of a standing advisory committee.

Pursuant to the Amended and Restated Free Cash Flow Royalty Agreement, the 2020 Purchase Agreement has been terminated effective as of the closing of the Partial Royalty Repurchase, save for the indemnification provisions thereunder, which shall remain outstanding in accordance with their terms.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

ITEM 7	Omitted Information

No information has been omitted.

ITEM 8	Executive Officer

Sean Keating, Vice President, General Counsel and Corporate Secretary (416) 324-6000

ITEM 9	Date of Report

May 23, 2024